U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
                            FORM 12b-25                                                    000-06814
CUSIP Number
                        NOTIFICATION OF LATE FILING                                                           911805 10 9
(Check One):

(Check One) [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB [ ]Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:  U.S. Energy Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 877 N. 8th W.

City, State and Zip Code: Riverton, Wyoming 82501

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
X
20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The sale of a subsidiary company (Rocky Mountain Gas, Inc., “RMG”) on June 1, 2005 has required classification of RMG’s historical operations as discontinued operations, and has resulted in other changes to the financial information for the period ended June 30, 2005. The registrant’s financial statements are in review at the independent audit firm but that review is not yet complete. We expect the financial statements, and the audit firm review thereof, to be completed in the week of August 15, 2005. The Form 10-Q will be filed by the close of business on Friday, August 19, 2005.

Due to the significance of the financial statements on the disclosures in the Form 10-Q, the registrant does not believe that any portion of the Form 10-Q should be filed without the financial statements.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification. Stephen E. Rounds, Attorney, 303.377.6997.

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
[X]Yes [ ]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 1, 2005, the sale of all the outstanding stock of RMG to Enterra US Acquisitions Inc. (Acquisitions”), a privately-held Washington corporation organized by Enterra Energy Trust (“Enterra”) was closed. Enterra paid $500,000 cash and issued Enterra units valued at $5,234,000, net of the $266,000 adjustment for the purchase of overriding royalty interests (effected June 1, 2005); and Acquisitions issued class D shares of Acquisitions valued at $14,000,000. The Enterra Initial Units and the class D shares were issued pro rata to the RMG shareholders, with certain adjustments. The Company’s participation in the consideration received was approximately $11,942,700 and Crested’s and Yellowstone Fuels Corp. (“YSFC”) were $6,399,000 and $296,700, respectively and $500,000 in cash.

Due to the sale of RMG, its historical operations during the reported periods in 2004 and 2005 have been classified as discontinued. The registrant's only source of operating revenues currently consist of management fees and commercial real estate.

Primarily as a result of the sale of RMG the Company recognized a net gain of $9,299,500 or $0.62 per share as compared to a net loss of $3,384,200 or $0.27 per share for the six months ended June 30, 2004. During the quarter ended June 30, 2005 the Company recognized a net gain of $10,800,700 or $0.72 per share as compared to a net loss of $1,609,200 or $0.13 per share.

U.S. Energy Corp.

                                                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005                                            By: /s/Robert Scott Lorimer
                                             Robert Scott Lorimer, CFO

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